August 27, 2013

Via E-Mail and Federal Express

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-7010

Gentlemen:

We have received your letter of August 15, 2013 wherein you have provided to us your comments and questions related to:

Magellan Midstream Partners, L.P.
Form 10-K for the Fiscal Year ended December 31, 2012
Filed February 22, 2013

Definitive Proxy Statement on Schedule 14A
Filed February 25, 2013
File No. 1-16335

The purpose of this correspondence is to provide our response to your comments and questions related to the above-noted filings. Before providing our detailed response, we make the following acknowledgments:

•	Magellan Midstream Partners, L.P. (the “Partnership”) is responsible for the adequacy and accuracy of the disclosures in the filings;

•
Staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	The Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
August 27, 2013

We respectfully ask the SEC staff to allow us to make the disclosure changes resulting from our responses to your comments prospectively without amendments to our historical filings.
For ease of reference, we have repeated your questions / comments in our response.
Form 10-K for the Fiscal Year ended December 31, 2012
Management’s Discussion and Analysis, page 35
Non-GAAP Measures, page 43

1.
We note that you identify several derivative related adjustments in your presentation of the non-GAAP measures of Adjusted EBITDA and Distributable Cash Flow. Tell us your objectives for including these adjustments in your reconciliation, show how these correspond to the commodity derivative gains and losses reported in Note 6 on page 81 and Note 12 on page 90, and explain why you believe such adjustments make your non-GAAP measures meaningful. If you are intending to reflect all current period settlements of derivatives in your non-GAAP measures, whether hedged or un-hedged, then also clarify the extent to which your adjustments yield derivative related amounts that do not precisely equate to the cumulative gains and losses recognized under GAAP since acquiring these derivatives, and regardless of whether they were hedged or un-hedged. For example, quantify the extent to which your non-GAAP measures reflect recovery of costs previously incurred in acquiring or modifying your derivatives.

Response: Our derivative instruments are almost entirely comprised of New York Mercantile Exchange (“NYMEX”) futures contracts. We use NYMEX futures contracts to economically hedge certain commodity related activities conducted on our pipeline system and at our terminals.  The NYMEX futures contract reference price is typically for New York Harbor delivery/prices, while a majority of our physically owned products are located in the Mid-Continent and Gulf Coast regions of the United States.  We have been unable to establish that product price movements between the markets where we own product and the New York Harbor move in a statistically high enough correlation to qualify for hedge accounting treatment.  However, even though our NYMEX futures contracts do not meet hedge accounting standards, they do significantly mitigate the economic commodity price risk associated with the purchase and sale of the physical commodity inventory we own.  Furthermore, the NYMEX futures market is the most efficient market available to us to hedge the purchase and sale of our physical inventory.
For our NYMEX futures contracts that do not qualify for hedge accounting treatment, we mark those contracts to market (i.e. fair value), with any resulting gain or loss being reflected in our current period income statement. However, we carry our physical commodity inventories at the lower of weighted average cost or market. As a result, changes in the fair value of the NYMEX contracts we use to economically hedge our commodity inventories are reflected on our current period income statement, while the changes in the fair value of our commodity inventories generally are not reflected in our current period income statement. Therefore, from a timing perspective, our financial statements do not reflect the economic reality of our NYMEX futures contracts and our intent to use them to mitigate price risk for commodity purchases and sales. The adjustments we make to our Distributable Cash Flow (“DCF”) and Adjusted EBITDA financial measures are intended to align the value of our

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
August 27, 2013

NYMEX future contracts with the physical value of our product when it is purchased or sold, as if those commodity derivatives had qualified for hedge accounting treatment. We believe that these non-GAAP adjustments provide the users of our financial statements a better understanding of the true economics of our commodity-related activities and of the effectiveness of our economic hedging activities.

The derivative-related adjustments included in our DCF calculations are simply timing related. The table below demonstrates that this is the case: the adjustments we make for commodity related activities “zero-out” over time (the $0.7 million remainder is primarily due to rounding differences), as we are simply moving the economic impact of the mark-to-market activity from NYMEX contracts between periods to align the recognition of the change in fair value of NYMEX derivatives used as economic hedges with the periods in which the related physical inventory is sold.

$ in Millions	2008	2009	2010	2011	2012	2013 Guidance	Total
Commodity-Related Adjustments	$(13.8)	$24.3	$7.8	$(22.4)	$12.9	$(8.0)	$0.7
Reference	(a)	(a)	(a)	(a)	(a)	(b)

(a) Item 6. Selected Financial Data, Other Data, Distributable Cash Flow, Page 33
(b) Form 8-K filed on February 5, 2013, see last page of Exhibit 99.1 "Distributable Cash Flow Reconciliation to Net Income"

All costs from our economic hedging programs, NYMEX or otherwise, are reflected as cash outflows in our DCF amounts. We do not use options in our economic hedging program; therefore, there we have not incurred any option premiums. Again, any adjustments we make for derivatives are simply timing related and, as demonstrated in the numbers above, ultimately zero-out over time.

It is not practical to correspond the adjustments on our DCF schedule to the amounts reported in Note 6 and Note 12 because these notes reflect all of the mark-to-market activity related to our commodity derivatives during the reporting period, including economic hedge related activity that relates to future period sales, while the amounts in our DCF schedule include only those adjustments necessary to reflect hedge gains and losses associated with physical inventory sold during the period. These adjustments to the DCF table include deferring mark-to-market gains or losses for open hedges that related to future periods and also pulling forward mark-to-market gains and losses that were recorded in previous periods, including periods not presented, but which relate to physical inventory sold during the reporting period. Again, we believe these non-GAAP adjustments are relevant because they provide the users of our annual report a better and more meaningful understanding of the true economic value of our commodity-related activities and of the effectiveness of our economic hedging activities. We also believe such adjustments are adequately disclosed in the non-GAAP measures of Adjusted EBITDA and DCF.

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
August 27, 2013

2.
Please expand your disclosure to explain how reconciling adjustments of maintenance capital expenditures made in deriving your non-GAAP measure of Distributable Cash Flow were calculated. It should be clear how these amounts correlate with your historical cash flows and how the funds have been used – please identify the projects involved, and describe the benefits realized. It should also be clear how you differentiate between maintenance capital expenditures and all other capital expenditures – please disclose the reasons you believe this is a meaningful effort, with details sufficient to understand their significance.

Response: The maintenance capital expenditure amounts included on our DCF table are not calculated, but rather are the sum of actual expenditures for each respective period that were classified as maintenance capital. The designation of “maintenance capital” is a distinction we use to capture those projects that are life-extending or rehabilitative to support the quality, safety or environmental compliance of our existing infrastructure (the “benefit” realized). We designate each individual capital project at inception based on the nature of the project, and amounts are accumulated based on charges to the specific projects each period. Maintenance capital represents the required reinvestment of cash into our existing infrastructure and, as such, reduces the cash available for distribution to our unitholders. Accordingly, we deduct these amounts from our DCF measures.

Each reporting period we have hundreds of maintenance capital projects in progress, none of which, individually, would represent a significant or material amount. We believe that disclosing individual maintenance capital projects would not be meaningful for the users of our annual report.

In the narratives following our DCF table (page 43 of our Form 10-K), we included the following statement “. . . a discussion of our maintenance capital expenditures is provided in Capital Requirements below.” In the referenced Capital Requirements section, we included the following disclosures:

“Capital spending for our businesses consists primarily of:

•	maintenance capital expenditures, such as those required to maintain equipment reliability and safety and to address environmental regulations; and

•
expansion capital expenditures to acquire additional complementary assets to grow our business and to expand or upgrade our existing facilities, which we refer to as organic growth projects. Organic growth projects include capital expenditures that increase storage or throughput volumes or develop pipeline connections to new supply sources.”

To address your concerns, we will expand our disclosure in future filings to clarify that another distinguishing characteristic between the two types of capital expenditures is that projects classified as maintenance capital expenditure projects are not undertaken primarily to generate incremental distributable cash flow (i.e. incremental return to our unitholders)

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
August 27, 2013

while expansion capital projects are undertaken primarily to generate incremental distributable cash flow. Our revised disclosure will be as follows:

“Capital spending for our businesses consists primarily of:

•
Maintenance capital expenditures. These expenditures include costs required to maintain equipment reliability and safety and to address environmental or other regulatory requirements rather than to generate incremental distributable cash flow; and

•
Expansion capital expenditures. These expenditures are undertaken primarily to generate incremental distributable cash flow and include costs to acquire additional complementary assets to grow our business and to expand or upgrade our existing facilities. Examples of expansion capital expenditure projects include capital expenditures that increase storage or throughput volumes or develop pipeline connections to new supply sources.”

We believe these reconciling adjustments made in deriving our non-GAAP DCF measure are meaningful. Additionally, we believe that the revised disclosure of maintenance capital and expansion capital expenditures above will further describe the benefits realized from those expenditures (e.g., reliable and safe equipment and compliance with regulations).

Liquidity and Capital Resources, page 44

3.
We note you disclose on page 45 that you paid cash distributions of $404 million, $351 million, and $319 million to your unit holders during 2012, 2011 and 2010, and although you had obtained $249 million, $261 million, and $299 million during these years under various debt arrangements, you show significantly larger measures of Distributable Cash Flow on page 43, amounting to $539.8 million, $460.5 million, and $399.8 million for 2012, 2011 and 2010. Please expand your disclosure to clarify the extent to which you have relied on financing through debt to make distributions; discuss your cash distribution requirements and plans, and describe any reasonably likely material impact that these might have on your future liquidity to comply with Regulation S-K Item 303(a)(1).

Response: The Partnership does not borrow funds to pay distributions, including during 2010, 2011 and 2012. As we disclosed in the Liquidity section of Management’s Discussion and Analysis on page 46 of our Annual Report on Form 10-K for the year ended December 31, 2012 (“2012 10-K”), “Cash generated from operations is our primary source of liquidity for funding debt service, maintenance capital expenditures and quarterly distributions.” Distributions were paid from cash generated from operations, while cash raised from financings was used for capital investments or for building cash reserves to be used for future capital investments, as demonstrated below.

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
August 27, 2013

Comparison of DCF to Distributions Paid
We believe the existing disclosures demonstrate that we have not relied on financing through debt to make distributions. Our calculation of DCF is derived from net income, the nearest comparable GAAP measure, and as the calculation shows, it does not include proceeds from borrowings or any other financings. As you note in your question, the amounts of DCF we reflect for those periods are significantly larger than the amounts required to pay distributions during those periods: what was distributed was significantly less than what could have been distributed. Given that DCF does not include proceeds from financings, and that DCF was more than sufficient to pay distributions, it follows that we did not rely on financing through debt (or any other financing) to make distributions:

$ in Millions	Year Ended December 31,
	2010	2011	2012
Distributable cash flow (from DCF table)	$399.8	$460.5	$539.8
Distributions paid (from Cash Flow Statement)	(318.8)	(350.9)	(403.5)
Distributable cash flow in excess of distributions	$81.0	$109.6	$136.3

The DCF amounts generated in excess of distributions paid (frequently referred to as “excess DCF” by the investment community) reflect reserves established by our general partner in its reasonable discretion under the terms of our limited partnership agreement (see our response to Question No. 4 below). These reserves can be used as the general partner determines, including for capital expenditures or future distributions.

Comparison of Cash from Financing Activities with Cash Used in Investing Activities
The Partnership’s net proceeds from borrowings, as well as from other capital sources such as offerings of partnership units, are primarily used for capital expenditures, including funding our investments in joint ventures accounted for under the equity method, or for building cash reserves to be used for future capital expenditures. As we disclose in the Liquidity section of Management’s Discussion and Analysis in our 2012 10-K report (page 46), “Additional liquidity for purposes other than quarterly distributions, such as expansion capital expenditures and debt repayments, is available through borrowings under our revolving credit facility . . . as well as from other borrowings or issuances of debt or limited partner units.”

We have provided the following table to more clearly demonstrate that the Partnership’s cash provided from debt and equity financings was used for investment in expansion capital and acquisitions. In fact, in the following table you can see that the investment in expansion capital and acquisitions were significantly higher than the cash raised from debt and equity offerings, suggesting that because of the significance of our distributable cash flow in excess of distributions, we were able to use some of our excess distributable cash flow (along with working capital fluctuations) for investment purposes, thereby reducing the need for additional debt or equity issuances.

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
August 27, 2013

$ in Millions	Year Ended December 31,
	2010	2011	2012
Net Cash Used by Investing Activities (Cash Flow Statement)	$590.2	$258.7	$368.1
Exclude: Maintenance Capital (from DCF table)	(44.6)	(70.0)	(64.4)
Cash Invested for Expansion Capital/Acquisitions	$545.6	$188.7	$303.7

Cash Provided (Used) by Financing Activities (Cash Flow Statement)	$168.8	$(116.4)	$(158.4)
Exclude: Distributions Paid (Cash Flow Statement)	(318.8)	(350.9)	(403.5)
Cash Provided from Debt/Equity Financing	487.6	234.5	245.1
Exclude: Change in Cash and Cash Equivalents (Cash Flow Statement)	3.3	202.1	118.7
Net Cash Provided from Debt/Equity Financing Used for Investing	$484.3	$32.4	$126.4

With respect to our cash distribution requirements and plans, the disclosures in our 2012 10-K (page 45) included the following: “The quarterly distribution amount related to fourth quarter 2012 was $0.50 per unit, which was paid in February 2013. If we are able to meet management's targeted distribution growth of 10% during 2013 and the number of outstanding limited partner units remains at 226.7 million, total cash distributions of approximately $467.8 million will be paid to our unitholders related to 2013.”

During the first half of 2013, management revised its distribution estimates, and in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in our most recent Form 10-Q, we updated our cash distributions disclosure as follows: “If we meet management's targeted distribution growth of 16% for 2013 and the number of outstanding limited partner units remains at 226.7 million, total cash distributions of approximately $494.2 million will be paid to our unitholders related to 2013 financial results.” We plan to update this statement in each future Form 10-K and Form 10-Q with a similar statement based on management’s distribution growth expectation at that time.

To address your concern on distribution funding, in future filings we will include the following statement at the end of that paragraph: “Management believes the Partnership will have sufficient distributable cash flow to fund these distributions.”

4.
Please expand your disclosure to also include a tabular reconciliation of your measures of non-GAAP Distributable Cash Flow to actual distributions, with explanation about the nature of and reasons for all reconciling items.

According to our limited partnership agreement, we are required to distribute all available cash generated by the Partnership each quarter except for cash reserves necessary or

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
August 27, 2013

appropriate in the reasonable discretion of our general partner. While these reserves vary from period to period, they typically include amounts estimated to be needed for future expansion capital projects, investments in joint ventures or other arrangements, meeting the margin requirements of our derivative positions, managing fluctuations in future commodity margins realized and addressing fluctuations in working capital needs. The reserve amounts are not specifically identified or allocated; instead, our general partner uses broad discretion in estimating the total cash reserves necessary to maintain appropriate liquidity when taken together with our expected financial results. Therefore, the only specifically identifiable reconciling item between our non-GAAP DCF amount and actual distributions are those cash reserves.

We will expand our disclosure in future filings to include a reconciliation of DCF to actual distributions as follows (dollars in millions):

	Year Ended December 31,
	2010	2011	2012
Distributable cash flow	$400	$461	$540
Cash reserves approved by our general partner	(81)	(110)	(137)
Total distributions paid	$319	$351	$403

Note 2 – Summary of Significant Accounting Policies, page 71
Goodwill and Intangible Assets, page 72

5.
Please expand your disclosure to clarify why you believe the use of 11 times earnings before interest, taxes and depreciation and amortization multiple for terminal value is a reasonable assumption in your goodwill impairment analysis.

We will expand our disclosure included in the second paragraph of our Goodwill and Other Intangible Assets accounting policy statement as follows in future filings (changes are underlined):

We base our determination of whether goodwill is impaired on management’s estimate of the fair value of our reporting units using a discounted future cash flow (“DFCF”) model as compared to their carrying values. Critical assumptions used in our DFCF model included: (i) time horizon of 20 years, (ii) operating margin growth of 2.5%, (iii) annual maintenance capital spending growth of 2.5% and (iv) 11.0 times earnings before interest, taxes and depreciation and amortization (“EBITDA”) multiple for terminal value. Management believes an 11.0 times EBITDA multiple is conservative and reasonable for determining terminal value because market participants in the energy industry commonly use EBITDA multiples ranging from 11.0 to 14.0 and higher to determine fair value for assets being acquired or sold. We use October 1 as our impairment measurement test date and have determined that our goodwill was not impaired as of October 1, 2010, 2011 or 2012. If impairment were to occur, we would charge the amount of the impairment against earnings in

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
August 27, 2013

the period in which the impairment occurred. The amount of the impairment would be determined by subtracting the implied fair value of the reporting unit goodwill from the carrying amount of the goodwill.

Deferred Transportation Revenues and Costs, page 75

6.
Please expand your disclosure to describe the nature of the judgments and assumptions referenced and clarify how these are utilized in the determination of deferred revenues and costs, in conjunction with the discrete measures of product volumes you compute.

Response: We will expand our disclosure of deferred revenues and costs to include clarifying language as follows in future filings (changes are underlined).

Deferred Transportation Revenues and Costs.  Generally, we invoice customers on our petroleum pipeline for transportation services when their product enters our system.  At each period end, we record all invoiced amounts associated with products that have not yet been delivered (in-transit products) as a deferred liability.  The value of this liability is calculated as the total of the volume of each product type (for each pipeline region) multiplied by the average tariff rate for that product type for the most recent month invoiced to our customers. We use the most recent month’s average tariff rate because the products in our pipeline system generally turn over each month.  Additionally, at each period end we defer the direct costs we have incurred associated with these in-transit products until delivery occurs as a deferred asset.   These direct costs are estimated based on our average per barrel direct costs for the current year multiplied by the total in-transit barrels in our system at the end of the period multiplied by 50% to reflect the average transportation costs incurred for all products across all our pipeline systems. We use 50% of the in-transit barrels because that best represents the average delivery point of all barrels in our pipeline system.

Form 10-Q for the Fiscal Quarter ended June 30, 2013
General

7.	Please revise the accounting and disclosure in your interim reports as necessary to address all applicable comments written on your annual report.

As noted above, we will revise our disclosures, as necessary, in future interim and annual reports.

Definitive Proxy Statement on Schedule 14A

Transactions with Related Persons, Promoters and Certain Control Persons, page 26

8.	Please provide your analysis as to how you have provided the information required by Item 404 of Regulation S-K. In this regard, we note your disclosure under Note 10 to your

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
August 27, 2013

financial statements at page 88 of your Form 10-K for the Fiscal Year ended December 31, 2012.

Response: To determine our compliance with the requirements of Item 404(a) of Regulation S-K, every year (and updated quarterly via inquiry), each of our executive officers and members of the board of directors of our general partner complete a Director and Officer (“D&O”) questionnaire, which in part is patterned after Item 404(a) of Regulation S-K.  The responses to the D&O questionnaires are reviewed and maintained by our legal department and, based on these responses, it was concluded that, for 2012, we did not have any “related party” transactions as defined under Item 404(a).  If any such transactions were to be entered into, we would follow the policy as outlined in our proxy statement, Transactions with Related Persons, Promoters and Certain Control Persons.
The related party disclosures included in Note 10 of our Form 10-K were made in accordance with Accounting Standards Codification (“ASC”) 850, Related Party Disclosures, which has a broader definition of related party than as defined by Item 404(a).  We disclosed the following transactions in our Form 10-K for the year ending December 31, 2012:

a)
Transactions with and investments in non-controlled entities, which are not related parties under Item 404(a), but are included in the definition of related parties under ASC 850-10-20. This would include the disclosures in Note 10 of our Form 10-K of transactions with Osage, Texas Frontera, Double Eagle and BridgeTex.

b)
Transactions with Targa Resources Partners, L.P. (“Targa”).  Barry R. Pearl, an independent member of our general partner’s board of directors, is also a director of Targa, a subsidiary of which sells butane to a subsidiary of the Partnership in the normal course of business.  Under Instruction 6 to Item 404(a), the Targa transactions do not make Mr. Pearl a related party because Mr. Pearl is only a director of Targa, not an officer, and holds less than 10% of its equity.

Under ASC 850, related parties include “other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.”   As a director of Targa, Mr. Pearl would have at least some (although not significant) influence over Targa’s management or operating policies, so we have (in abundance of caution) included these transactions in the financial statement disclosures included in our Annual Report on Form 10-K.

c)
Payments made to our former chief executive officer, Don R. Wellendorf.  Mr. Wellendorf’s post-retirement consulting arrangement was disclosed as a related party transaction in the Partnership’s 2011 and 2012 proxy statements. However, because Mr. Wellendorf was not a related party as defined by Item 404(a) of Regulation S-K during fiscal year 2012, no disclosure of Mr. Wellendorf’s post-retirement consulting arrangement was required in the Partnership’s 2013 proxy statement.  However, since Mr.

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
August 27, 2013

Wellendorf had been an executive officer of the Partnership until January 31, 2011, we deemed that he should be considered a related party under ASC 850, which states that related parties include “management of the entity and members of their immediate families” and chose to disclose the value of his post-retirement consulting arrangement through the conclusion of his agreement with the Partnership.

I trust the responses discussed above adequately address your questions. If you have follow-up questions, please feel free to call me directly at (918) 574-7004.

Sincerely,

/s/ John D. Chandler
Chief Financial Officer
Magellan Midstream Partners, L.P.